UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2012
Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This Report on Form 6-K contains the exhibits set forth below.  This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-180300-03 of Credit Suisse AG.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 29, 2012, relating to the registrant’s Digital-Plus Barrier Notes due June 30, 2016 Linked to the Performance of the S&P 500® Index;

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 29, 2012, relating to the registrant’s Cert Plus Securities due June 30, 2015 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 29, 2012, relating to the registrant’s High/Low Coupon Callable Yield Notes due September 30, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index; and

Exhibit 99.4: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 29, 2012, relating to the registrant’s High/Low Coupon Callable Yield Notes due June 28, 2013 Linked to the Performance of the Russell 2000® Index, the United States Oil Fund, LP and the Market Vectors Gold Miners ETF.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: September 7, 2012	By:	/s/ Michael G. Clark
		Name:	Michael G. Clark
		Title:	Authorized Officer

	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Officer

Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

June 29, 2012

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. T136 dated June 26, 2012 relating to Digital-Plus Barrier Notes due June 30, 2016 Linked to the Performance of the S&P 500® Index (the “Pricing Supplement”), to the underlying supplement dated March 23, 2012 relating to Medium-Term Notes Underlying Supplement for Indices and Exchange-Traded Funds (the “Underlying Supplement”), to the product supplement dated March 23, 2012 relating to Cert Plus Securities and Digital Securities and Digital Plus Securities Linked to the Performance of One or More Indices, Exchange-Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours, /s/ Orrick, Herrington & Sutcliffe LLP

Exhibit 99.2

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

June 29, 2012

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. T138 dated June 26, 2012 relating to Cert Plus Securities due June 30, 2015 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index (the “Pricing Supplement”), to the underlying supplement dated March 23, 2012 relating to Medium-Term Notes Underlying Supplement for Indices and Exchange-Traded Funds (the “Underlying Supplement”), to the product supplement dated March 23, 2012 relating to Cert Plus Securities and Digital Securities and Digital Plus Securities Linked to the Performance of One or More Indices, Exchange-Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours, /s/ Orrick, Herrington & Sutcliffe LLP

Exhibit 99.3

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

June 29, 2012

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. U658 dated June 26, 2012 relating to High/Low Coupon Callable Yield Notes due September 30, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index (the “Pricing Supplement”), to the underlying supplement dated March 23, 2012 relating to Medium-Term Notes Underlying Supplement for Indices and Exchange-Traded Funds (the “Underlying Supplement”), to the product supplement dated March 23, 2012 relating to Callable Yield Notes Linked to the Performance of One or More Indices, Exchange Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours, /s/ Orrick, Herrington & Sutcliffe LLP

Exhibit 99.4

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

June 29, 2012

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. U659 dated June 26, 2012 relating to High/Low Coupon Callable Yield Notes due June 28, 2013 Linked to the Performance of the Russell 2000® Index, the United States Oil Fund, LP and the Market Vectors Gold Miners ETF (the “Pricing Supplement”), to the underlying supplement dated March 23, 2012 relating to Medium-Term Notes Underlying Supplement for Indices and Exchange-Traded Funds (the “Underlying Supplement”), to the product supplement dated March 23, 2012 relating to Callable Yield Notes Linked to the Performance of One or More Indices, Exchange Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours, /s/ Orrick, Herrington & Sutcliffe LLP